NEWS RELEASE

May 11, 2005

Trading Symbol: TSX: RNG

Amex: RNO

RIO NARCEA ANNOUNCES FINAL RESULTS FROM THE INFILL DRILLING PROGRAM AT THE SALAVE GOLD PROJECT INCLUDING A HIGH GRADE INTERSECTION OF  33.9 G/T GOLD OVER 39.8 METERS

Toronto, Canada – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) reports the completion of the infill drilling program for the Salave gold project with favourable assay results from 30 holes. The infill drilling program at Salave included 70 holes totaling 14,900 meters. An additional 1,500 meters were drilled in six geotechnical and hydrological holes. Complete assay results from the final 30 holes are reported in Table 1 at the end of this report. The best intercepts, including a high grade intercept in Hole RN 70, are listed below:

Hole #	From	To	Thickness (m)	Gold (g/t)
RN41	198.40	223.60	25.20	6.1
Including	208.15	218.70	10.65	10.5
RN42	189.65	203.45	13.80	6.8
	215.05	230.40	15.35	10.8
RN43	69.85	78.45	8.60	10.3
	137.70	157.50	19.80	7.7
RN48	63.95	142.50	78.55	3.3
Including	127.55	140.75	13.20	7.6
RN49	123.10	165.75	42.65	2.7
Including	145.45	149.50	4.05	9.6
RN50	90.50	120.90	30.40	10.6
Including	109.75	118.75	9.00	32.0
RN60	87.40	119.40	32.00	3.1
Including	95.50	98.90	3.40	12.6
RN68	193.40	225.80	32.40	2.8
RN69	74.05	84.60	10.55	9.3
	127.45	188.95	61.50	4.9
	282.00	293.00	11.00	10.3
RN70	191.20	224.50	33.30	8.7
	233.25	270.35	37.10	15.7
Including	252.20	270.35	18.15	29.3
	281.00	302.65	21.65	37.7

Hole RN 70 intersected high grade mineralization that assayed 33.9 g/t gold over 39.8 meters in two zones between the down hole depths of 252.2 and 302.7 meters. The hole was vertical, and offset 25 meters from existing holes on the project. The intercept was 20 meters south of hole L9705, which previously intersected a grade thickness of approximately 1,000 g/t x m. The RN 70 intercept has a total grade thickness of 1,798 g/t x m, making it the best ever drilled on the project. The high grade intercept in RN70 dips at 30 degrees to the west and has an estimated true thickness of 34 meters. The true thickness for all other intercepts reported in this release has not been determined.

Efforts have also been directed towards completing various studies that will form part of the feasibility study. To date, hydrological, archaeological, geotechnical and environmental baseline studies, required to support the bankable feasibility study, have either been initiated or completed. Final site restoration plans are expected to be submitted for comment during the second quarter. Permitting work and preliminary applications are underway in parallel with the feasibility study work

For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470                                                                                    E-Mail: info@rngm.com

Fax: (416) 956 7471                                                                          Website: www.rionarcea.com

Quality control (QC) for sample preparation and analysis of samples for the Salave infill drilling program has been designed by independent consultant, Alan Noble of O.R.E. Reserves Engineering, Colorado, U.S.A., to meet or exceed the requirements of National Instrument 43-101 (Standards of Disclosure for Mineral projects).Analytical analysis for the drill samples was completed at Rio Narcea’s Laboratories. This QC program includes the use of blanks, duplicates and standard reference samples, in conjunction with systematic check assays and was conducted by ITMA Laboratories of Oviedo, Spain, an ISO/IEC 17025 accredited facility. The Qualified Person as defined by NI 43-101 for the drilling program is Eugene Spiering, Vice President of Exploration for Rio Narcea.

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Table 1. Diamond drill results of the Salave gold project (The previous drill results were released on September 17, 2004 and January 11, 2005).

Hole #	From	To	Thickness (m)	Gold (g/t)
RN41	148.10	152.10	4.00	1.5
	165.25	171.50	6.25	2.2
	198.40	223.60	25.20	6.1
Including	208.15	218.70	10.55	11.3
RN42	90.30	95.25	4.95	3.2
	129.70	139.60	9.90	2.1
	171.75	178.25	6.50	2.7
	189.65	203.45	13.80	6.8
	215.05	230.40	15.35	10.8
	234.45	249.30	14.85	2.6
RN43	52.00	59.50	7.50	1.6
	69.85	78.45	8.60	10.3
	106.80	109.40	2.60	11.3
	137.70	157.50	19.80	7.7
	174.45	177.60	3.15	3.7
RN44	18.25	24.15	5.90	1.7
	71.45	77.75	6.30	5.1
	102.65	105.90	3.25	4.0
RN45	109.25	127.90	18.65	2.7
Including	123.50	127.90	4.40	6.7
	142.10	149.80	7.70	4.6
Including	145.00	148.30	3.30	8.6
RN46	86.30	106.15	19.85	3.7
	145.30	147.90	2.60	4.4
	165.30	171.70	6.40	2.4
RN47	28.50	64.40	35.90	2.6
	101.25	106.00	4.75	2.1
	112.85	129.70	16.85	2.1
	135.05	157.50	22.45	1.8
	197.80	208.95	11.15	2.0
RN48	34.00	38.00	4.00	1.8
	63.95	142.50	78.55	3.3
Including	127.55	140.75	13.20	7.6
	150.35	156.50	6.15	1.5
	188.20	219.20	31.00	2.1
RN49	12.00	24.00	12.00	1.7
	123.10	165.75	42.65	2.7
Including	145.45	149.50	4.05	9.6
RN50	34.10	37.30	3.20	10.0
	63.55	73.90	10.35	1.3
	90.50	120.90	30.40	10.6
Including	109.75	118.75	9.00	32.0
RN51	140.55	142.35	1.80	5.0
	177.35	191.55	14.20	1.3
	205.40	236.20	30.80	2.1
Including	225.45	230.60	5.15	6.0
	241.00	259.10	18.10	2.4
RN52	13.50	39.20	25.70	1.9
	44.85	55.50	10.65	1.6
	65.35	80.00	14.65	4.6
	85.30	93.30	8.00	4.1
	131.50	153.60	22.10	2.7
Including	132.50	141.30	8.80	4.5
RN53	No intercepts above 1 g/t gold
RN54	14.00	36.00	22.00	1.9
Including	20.00	24.00	4.00	4.6
	111.00	130.60	19.60	3.2
	138.80	150.00	11.20	1.3
RN55	135.40	161.60	26.20	1.7
	202.85	214.05	11.20	1.8
	290.50	302.00	11.50	3.1
RN56	24.60	25.65	1.05	4.3
	31.50	42.90	11.40	2.4
	49.85	54.75	4.90	3.3
	63.15	66.30	3.15	2.3
RN57	92.00	101.00	9.00	1.6
	165.35	168.00	2.65	4.1
	191.25	227.10	35.85	2.1
RN58	19.20	43.40	24.20	2.0
	50.60	80.30	29.70	2.2
Including	70.70	77.60	6.90	4.1
	85.05	87.75	2.70	4.8
RN59	160.25	195.40	35.15	1.4
Including	186.50	191.10	4.60	4.5
	209.50	221.85	12.35	1.3
	241.60	252.30	10.70	1.2
RN60	54.25	56.30	14.25	1.0
	77.80	82.80	5.00	1.1
	87.40	119.40	32.00	3.1
Including	95.50	98.90	3.40	12.6
RN61	21.50	31.20	9.70	1.3
	38.70	44.10	5.40	1.4
	59.55	65.75	6.20	1.3
	75.20	79.50	4.30	5.5
	144.00	148.30	4.30	2.8
RN62	103.70	107.30	3.60	4.0
	140.80	142.85	2.05	1.2
	188.55	192.80	4.25	3.9
RN63	26.20	33.60	7.40	7.5
	75.00	87.15	12.15	1.4
	106.30	109.10	2.80	3.3
RN64	30.00	55.65	25.65	2.7
Including	41.50	43.40	1.90	12.9
RN65	87.20	91.65	4.45	5.0
	246.20	251.75	5.55	1.4
RN66	44.90	75.00	30.10	2.1
Including	65.50	68.25	2.75	7.2
RN67	18.20	29.70	11.50	1.9
	71.25	88.00	16.75	3.6
	100.20	112.40	12.20	3.1
	117.05	124.30	7.85	3.7
	211.10	226.00	14.90	3.9
	250.60	268.00	17.40	2.8
RN68	91.40	101.50	10.10	3.2
	168.95	177.80	8.85	1.6
	193.40	225.80	32.40	2.8
RN69	74.05	84.60	10.55	9.3
	127.45	188.95	61.50	4.9
	267.75	272.45	4.70	6.6
	282.00	293.00	11.00	10.3
RN70	78.50	88.15	9.65	2.2
	136.65	167.95	31.30	2.9
	191.20	224.50	33.30	8.7
	233.25	270.35	37.10	15.7
Including	252.20	270.35	18.15	29.3
	281.00	302.65	21.65	37.7